Exhibit 99.1

The Company reported net income for the quarter, excluding non-recurring items and operating results from Kerzner Interactive, the Company’s internet gaming venture, of $2.2 million as compared to a net loss of $7.5 million for the same period last year. On this basis, net income per share for the quarter was $0.08 as compared to a net loss per share of $0.28 in the same period last year. These third quarter results excluded a net loss of $1.8 million from Kerzner Interactive and an extraordinary loss of $0.9 million related to the early extinguishment of debt. Non-recurring items in 2001 included pre-opening expenses related to the launch of Kerzner Interactive, net gain on sale of real estate at the Company’s Paradise Island operations and restructuring and refinancing costs.

The Company reported EBITDA for the quarter, excluding non-recurring items and Kerzner Interactive, of $25.9 million, a 44% increase over the September 11-affected results in the same period last year. In the quarter, EBITDA was marginally higher than the same period in 2000, when the Company reported EBITDA of $25.3 million adjusted to exclude Resorts Atlantic City. Butch Kerzner, President of the Company commented, “Atlantis continues to produce strong results despite a general downturn in the travel market. Our Paradise Island operations achieved record third quarter revenues and EBITDA as it continues to benefit from strong brand recognition and the broadening of its source markets.”

In the quarter, the Company received a $4.5 million option payment from Station Casinos, Inc. (“Station”), arising from the previously announced agreement to restructure the potential sale of 50% of Kerzner Interactive to Station.

The Company recorded a net loss, including non-recurring items and Kerzner Interactive, in the quarter of $0.4 million, compared to a net loss of $11.7 million for the same period last year. On this basis, the Company reported a net loss per share for the quarter of $0.02 compared to a net loss per share of $0.44 for the same period last year.

The Company’s Paradise Island operations achieved gross revenues and EBITDA of $112.5 million and $24.2 million in the third quarter, representing increases of 13% and 69%, respectively, over the same period last year. Gross revenues and EBITDA for the period were the highest ever achieved by the Paradise Island business for a third quarter, exceeding the previous record results of $104.3 million and $23.2 million, respectively, recorded in the third quarter of 2000. The comparable period in 2001 was affected by the results of September 11, although business had been very strong in July and August of that year.

Atlantis’ revenue per available room (“RevPar”) for the quarter was approximately $175, a 5% increase over the same period last year. For the quarter, Atlantis achieved an average occupancy of 82% at a $214 average daily room rate (“ADR”). These results compare to an average occupancy of 74% and ADR of $224 in 2001, and an average occupancy of 84% and ADR of $211 in 2000.

The Atlantis casino reported record table drop volumes for the third quarter predominantly due to the timing of the Michael Jordan Celebrity Invitational, which was held in mid September and was broadcast by NBC. Table drop in the quarter increased by 18% over the same period last year and 3% versus 2000. Slot volumes increased by 11% in the quarter compared to the same period last year and were 6% higher than in the third quarter of 2000.

The Company’s luxury resort hotel on Paradise Island, the Ocean Club, performed very well and we believe it continues to outperform other luxury resorts in its category. RevPar in the quarter was approximately $350, an increase of 28% over the same period last year, with an average occupancy of 65% and an ADR of $539.

Harborside at Atlantis (“Harborside”), the Company’s 50% owned timeshare joint venture on Paradise Island, was closed at the end of August 2002 in order to repair major damage resulting from adverse weather primarily due to Hurricane Michelle. Since the temporary closure, Harborside’s guests have been moved to Atlantis. Harborside is presently in discussion with its insurers regarding a potential insurance claim. Harborside is expected to re-open by the end of 2002.

Mohegan Sun reported slot revenues for the quarter of $199.8 million, an increase of 24% compared to the same period last year. This increase is primarily attributable to the opening of the Casino of the Sky in September 2001, which added approximately 2,500 slot machines, and the opening of the Mohegan Sun Hotel in July 2002. Slot win per unit per day was $350 for the quarter, a 23% decline compared to the same period last year, which was primarily due to the increase in the weighted average number of slots to 6,201 from 3,835 in the same period last year.

In the quarter, Mohegan Sun continued to increase its market share. While the Connecticut slots market grew by 9% over the same period last year, the property increased its share of the slots market to 49% in the quarter from 42% in the same period last year.

Trading Cove Associates (“TCA”), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the expanded Mohegan Sun operation.

The Company recorded income from TCA of $8.5 million in the quarter, compared to $7.1 million in the same period last year. The current quarter’s income included $2.3 million in development fees earned as a result of the Mohegan Sun expansion.

In September 2002, the Company completed its acquisition of a 50% interest in the 115-room Palmilla Resort, located near Cabo San Lucas in Baja, Mexico, for a purchase price of $39 million plus $1.5 million of transaction costs and also entered into long-term management and development agreements.

In the quarter, the Company earned management fees of $0.9 million from its luxury resort operations, slightly below the fees earned in the same period last year. The decrease in management fees was due primarily to the temporary closure of Le Touessrok, in Mauritius, which is closed for refurbishment and is expected to open by December 2002.

At the end of the quarter, the Company held $25.1 million in cash and cash equivalents, including $4.7 million in restricted cash. Total interest-bearing debt at the end of the quarter was $506.7 million, which is comprised primarily of $23.0 million drawn under the Company’s Revolving Credit Facility and $483.3 million of senior subordinated notes.

The Company repurchased $7.4 million of its 8-5/8% Senior Subordinated Notes through transactions in the open market during the third quarter. Also, as previously announced in July 2002, the Company acquired $15.0 million of London Clubs International plc 7.74% Senior Notes due 2004 for approximately $13.2 million.

Sol Kerzner
Chairman of the Board & Chief Executive Officer
November 20, 2002
Paradise Island, The Bahamas

Forward-Looking Statements
This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

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 Kerzner International Limited
 Condensed Consolidated Balance Sheets
 (Amounts in thousands)                                    September 30,     December 31,
                                                              2002             2001
----------------------------------------------------------------------------------------
                                                                   (Unaudited)
                            Assets
     Current assets:
       Cash and cash equivalents                           $    20,368      $    30,471
       Restricted cash                                           4,742            4,518
       Trade receivables, net                                   35,782           37,454
       Due from affiliates                                      18,170           28,364
       Inventories                                               8,587            8,807
       Prepaid expenses and other assets                        18,839            5,226
                                                           ------------     ------------
         Total current assets                                  106,488          114,840

       Property and equipment, net                           1,139,852        1,155,192
       Notes receivable                                         13,381           18,018
       Due from affiliates - non-current                        22,703           15,888
       Deferred tax asset, net                                   4,401            3,874
       Deferred charges and other assets, net                   35,562           18,692
       Investment in associated companies                       70,491           30,527
                                                           ------------     ------------
         Total assets                                      $ 1,392,878      $ 1,357,031
                                                           ============     ============

             Liabilities and Shareholders' Equity
     Current liabilities:
       Current maturities of long-term debt                $       178      $       261
       Accounts payable and accrued liabilities                133,457          148,063
       Capital creditors                                         2,105            6,570
                                                           ------------     ------------
         Total current liabilities                             135,740          154,894
                                                           ------------     ------------

     Other long-term liabilities                                 2,362            5,503
     Long-term debt, net of current maturities                 522,905          518,231
                                                           ------------     ------------
       Total liabilities                                       661,007          678,628
                                                           ------------     ------------

     Shareholders' equity                                      731,871          678,403
                                                           ------------     ------------
       Total liabilities and shareholders' equity          $ 1,392,878      $ 1,357,031
                                                           ============     ============

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Kerzner International Limited
Condensed Consolidated Statements of Operations           For the Three Months       For the Nine Months
(Amounts in thousands)                                     Ended September 30,       Ended September 30,
                                                         -----------------------    ---------------------
                                                            2002         2001         2002        2001
---------------------------------------------------------------------------------------------------------
                                                               (Unaudited)               (Unaudited)
Revenues:
    Casino and resort revenues                           $ 112,736   $  99,453     $ 390,060   $ 387,399
    Less: promotional allowances                            (4,602)     (4,146)      (17,146)    (18,610)
                                                         ----------  ----------    ----------  ----------
                                                           108,134      95,307       372,914     368,789
    Tour operations                                         10,276       7,735        30,376      28,446
    Management and other fees                                9,768       8,460        29,884      26,783
    Real estate related                                          -       2,014             -       9,771
    Insurance recovery                                           -           -         1,100           -
    Other                                                    1,127       1,096         3,315       2,860
                                                         ----------  ----------    ----------  ----------
                                                           129,305     114,612       437,589     436,649
                                                         ----------  ----------    ----------  ----------

Expenses:
    Casino and resort expenses                              65,664      61,886       201,871     202,465
    Tour operations                                          9,050       7,019        26,584      25,060
    Selling, general and administrative                     21,686      20,166        65,504      62,794
    Real estate related                                          -         554             -       2,865
    Corporate expenses                                       8,791       5,498        24,643      17,711
    Depreciation and amortization                           14,001      13,937        41,040      38,053
    Restructuring costs                                          -       1,200             -       1,200
    Pre-opening expenses                                         -         781             -       5,136
                                                         ----------  ----------    ----------  ----------
                                                           119,192     111,041       359,642     355,284
                                                         ----------  ----------    ----------  ----------

Operating income                                            10,113       3,571        77,947      81,365

Other income and expenses:
    Interest income                                          1,095       1,875         2,538       6,145
    Interest expense, net of capitalization                 (9,313)    (14,550)      (30,227)    (41,386)
    Equity in earnings (losses) of associated companies       (941)       (638)          887       2,166
    Gain on settlement of territorial dispute                    -           -         5,069           -
    Other, net                                                (122)       (390)         (204)       (450)
                                                         ----------  ----------    ----------  ----------

Income (loss) before income taxes and extraordinary item       832     (10,132)       56,010      47,840

Income tax provision                                          (393)     (1,612)       (1,183)     (4,566)
                                                         ----------  ----------    ----------  ----------

Income (loss) before extraordinary item                        439     (11,744)       54,827      43,274

Extraordinary loss on early extinguishment of debt,
    net of income tax effect                                  (876)          -       (15,882)          -
                                                         ----------  ----------    ----------  ----------

Net income (loss)                                        $    (437)  $ (11,744)    $  38,945   $  43,274
                                                         ==========  ==========    ==========  ==========

Diluted net income (loss) per share:
  Income (loss) before extraordinary item                $    0.01   $   (0.44)    $    1.92   $    1.55
  Extraordinary loss on early extinguishment of debt     $   (0.03)  $       -     $   (0.56)  $       -
                                                         ----------  ----------    ----------  ----------

Earnings (loss) per share - diluted                      $   (0.02)  $   (0.44)    $    1.36   $    1.55
                                                         ==========  ==========    ==========  ==========

Weighted average number of shares outstanding - diluted     28,722      26,765        28,538      27,836

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 Kerzner International Limited
 Condensed Consolidated Statements of Cash Flows                           For the Nine Months Ended
 (Amounts in thousands)                                                          September 30,
                                                                          ---------------------------
                                                                               2002           2001
-----------------------------------------------------------------------------------------------------
                                                                                   (Unaudited)
Cash flows from operating activities:
  Reconciliation of net income to net cash provided by
   operating activities:
    Net income                                                            $    38,945    $    43,274
    Extraordinary loss on early extinguishment of debt,
      net of income tax effect                                                 15,882              -
    Depreciation and amortization                                              41,040         38,053
    Amortization of debt issuance costs and debt discount and premium           1,499          3,546
    Loss on disposition of other assets                                            73            450
    Loss on sale of short term investment                                         158              -
    Equity in earnings of associated companies, net of dividends received         725           (434)
    Provision for doubtful receivables                                          2,348          5,497
    Deferred income tax benefit                                                  (527)             -
    Net change in working capital accounts                                    (31,703)        (7,629)
    Net change in deferred charges and other assets                              (115)          (487)
    Other                                                                           -          1,970
                                                                          ------------   ------------
      Net cash provided by operating activities                                68,325         84,240
                                                                          ------------   ------------

Cash flows from investing activities:
    Payments for major capital projects                                       (16,321)       (33,510)
    Other operating capital expenditures                                      (14,355)       (11,205)
    Proceeds received from the sale of other assets                                78            270
    Proceeds received from the sale of Resorts, net                                 -        120,850
    Repayment of note receivable                                               18,018              -
    Purchase of notes receivable                                              (13,704)             -
    Purchase of short-term investment, net                                       (158)             -
    Acquisition of equity interest in associated company                      (40,469)        (3,752)
    Deposit received from Station Casinos                                       4,500              -
    Repayments from (advances to) associated companies, net                     2,092         (9,625)
                                                                          ------------   ------------
      Net cash provided by (used in) investing activities                     (60,319)        63,028
                                                                          ------------   ------------

Cash flows from financing activities:
    Proceeds from issuance of debt                                            206,000        200,000
    Borrowings                                                                 34,000         53,500
    Repayment of borrowings                                                   (35,193)      (404,674)
    Early redemption of debt                                                 (232,371)             -
    Debt issuance and modification costs                                       (4,658)        (7,401)
    Proceeds from the exercise of stock options                                14,702          7,709
    Repurchase of ordinary shares                                                (365)             -
                                                                          ------------   ------------
      Net cash used in financing activities                                   (17,885)      (150,866)
                                                                          ------------   ------------

Net decrease in cash, cash equivalents and restricted cash                     (9,879)        (3,598)
Cash, cash equivalents and restricted cash at beginning of period              34,989         24,148
                                                                          ------------   ------------
Cash, cash equivalents and restricted cash at end of period               $    25,110    $    20,550
                                                                          ============   ============